Northern Minerals Inc.
                                167 Caulder Drive
                        Oakville, Ontario, Canada L6J 4T2
                    Phone: (905) 248-3277 Fax: (905) 248-3277
                        Email: northernminerals@gmail.com

November 2, 2011

U.S. Securities and Exchange Commission
Suying Li
100 F Street NE
Washington, DC 20549

Re: Northern Minerals Inc.
    Item 4.01 Form 8-K
    Filed November 2, 2011
    File Number: 333-144840

Dear Ms. Li:

We have filed an amendment to the 8-K based on your letter dated November 2, 2011. The following revisions have been made:

     1. We have revised to explicitly state that due to his retirement Mr. Pollard has declined to stand for re-election.

     2. We have revised the disclosure to include the last two fiscal years in reference to Mr. Pollard's report.

     3. We have revised the disclosure to include the last two fiscal years for Hamilton PC.

     4.   We have filed an updated letter from Mr. Pollard for the amendment.

We also make the following representations:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely yours,


/s/ Damian O'Hara
--------------------------
Damian O'Hara
President & CEO